Filed by Watson Wyatt & Company Holdings
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Watson Wyatt & Company Holdings
Commission File No. 001-333-124629

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FINAL TRANSCRIPT

May. 05. 2005 / 9:00AM, WW - Q3 2005 Watson Wyatt & Company Holdings Earnings Conference Call

FINAL TRANSCRIPT

Conference Call Transcript

WW - Q3 2005 Watson Wyatt & Company Holdings Earnings Conference Call

Event Date/Time: May. 05. 2005 / 9:00AM ET

Event Duration: N/A

CORPORATE PARTICIPANTS

Lisa Mayr

Watson Wyatt - Dir. IR

John Haley

Watson Wyatt - President, CEO

Carl Mautz

Watson Wyatt - VP, CFO

CONFERENCE CALL PARTICIPANTS

Andrew(ph)

UBS - Analyst

Brandt Sakakeeny

Deutsche Banc - Analyst

Mark Marcon

Robert W. Baird - Analyst

Jim Janesky

Ryan Beck & Co. - Analyst

PRESENTATION

Operator

Good day, everyone, and welcome to the Watson Wyatt third quarter earnings conference call. Today’s call is being recorded. At this time, I’ll turn the conference over to Ms. Lisa Mayr. Please go ahead.

Lisa Mayr  - Watson Wyatt - Dir. IR

Good morning. This is Lisa Mayr, Director of Investor Relations at Watson Wyatt & Company Holdings. Welcome to Watson Wyatt’s conference call to discuss our earnings for the third quarter of fiscal 2005. I’m here in New York City and Washington, D.C. today with John Haley, Watson Wyatt & Company’s President and CEO; and Carl Mautz, CFO.

After some brief prepared remarks, we will open the conference call to your questions. Please refer to our website for this morning’s press release. Today’s call is being recorded and will be available for replay for the next 12 months via the Company’s website at www.watsonswyatt.com.

This conference call may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements, among others, regarding expected financial and operating performance. Any statements made during this call that are not statements of historical fact may be deemed to be forward-looking statements. You are hereby cautioned that these statements may be affected by, among others, the important factors set forth in our filings with the SEC and in today’s news release and that consequentially actual operations and results may differ materially from the results discussed in the forward-looking statements. The Company undertakes no obligation to update publicly any forward-looking statements, whether as the result of new information, future events, or otherwise, except as provided by the Federal Securities laws. Please see the “Investor Relations” section of our website at www.watsonwyatt.com and the proxy statement on Form 4, filed with the SEC, available at www.sec.gov, for additional risk factors and additional cautionary statements.

At this time, I’ll turn the conference call over to John Haley.

John Haley  - Watson Wyatt - President, CEO

Thank you, Lisa. Good morning and thank you for joining us today. As you saw in this morning’s press release, revenues for the quarter were $187.6 million, up 4 percent over the prior year third quarter. This revenue growth enabled us to deliver net income from continuing operations of $14.3 million, or 44 cents per share, up from 42 cents in the prior year third quarter.

Revenue growth was largely due to modest growth in retirement, coupled with strong growth in the Human Capital and health care practices. This growth was partially offset by a decline in the Technologies Solutions Group revenues. However, we are quite please with the level of activity for this group and we expect to see real growth in the fourth quarter.

Since the beginning of this fiscal year, all of our associates have been focused on growing revenues in our target market and this effort is paying off. Moreover, the marketplace is responding very well to our marketing messages and service offerings addressing benefits, cost control, strategic Human Capital Management and selective outsourcing. We are entering the final quarter of our fiscal year with a strong market position, which we believe will be even stronger after we complete our acquisition of Watson Wyatt LLP.

Now I will review the results for each of our operating segments and then I will give you an update on the transaction before I turn things over to Carl. First, let’s review the Benefits Group. Results for the quarter were $114.5 million, up 4 percent over prior year third quarter revenues. Revenue for the retirement practice was $91.2 million, up 1 percent, largely related to new clients. Our new client wins this quarter include projects for Visant Corporation and Illinois Tool Works. As you know, we do not expect significant growth to resume for our retirement business until there is more clarity around pension funding and hybrid pension funds. The Bush administration has refined its proposals with regard to pension reform and we continue to believe that the proposals may be effective at shoring up the financial strength of the Pension Benefit Guarantee Corporation, or PBGC, that may result in funding volatility and potentially more sponsors exiting the system. There has been vigorous discussion around the entire pension funding reform package, including hybrid plans, and we would expect specific federal legislative proposals in the next few months, with a potential vote on this issue by the end of the calendar year.

With regard to our health care consulting practice, we saw strong revenue growth with revenues of $15.5 million, up 19 percent from the prior year third quarter. This quarter we continued to win work from new clients who embrace our innovative consulting ideas and cutting edge tools. New client wins this quarter include Cooper Industries, Graybar Electric, and Brown Shipp [ph]. We believe the pressure to control health care costs will continue.

Accordingly, the most recent results of the survey that we conduct jointly each year with the National Business Group on Health, costs continue to increase at double-digit rates last year. The survey found the companies that have been most successful at cost containment are those taking a more active role in managing the health of their employee. We also found that health care savings accounts are gaining momentum. Our consulting pools and services are very much aligned with these trends, which is demonstrated by our robust growth this quarter.

Now moving on to our Technology Solutions Group. Revenues for the quarter were $17 million, down 16 percent from the prior year, but consistent with expectations. As we have discussed in past quarters, a portion of this decline is attributable to the change in our business model, which occurred in the fourth quarter of 2004. Since that change, we do not recognize implementation revenues until our technology products go in service. However, we continue to expect growth in the fourth quarter. We think our Technology Solutions Group will be one of our success stories for FY05. As you will remember, in April 2003, we first launched our new technology platforms for health and welfare enrollment and pension administration – BenefitConnect and PensionPath. At the time, we explained that we believed there was a clear market need for our solution, which combine a hosted Internet application with employee self-service. All of the latest industry research, as well as our own research, confirms that there is a strong market for this type of selective outsourcing. Many companies simply prefer a mix and match approach to outsourcing. More importantly, our clients confirm this as well.

For the quarter alone, we won 6 new BenefitConnect clients and 6 new PensionPath clients. An example of our new client link this quarter is a BenefitConnect implementation for Express Jet. Our pipeline confirms that we will begin growing in real terms next quarter and we are excited about our long-term prospects.

Now let’s turn to the Human Capital Group. Revenues for the quarter were $14.6 million, up 26 percent from prior year third quarter revenues. Revenues continue to be strong, as we assist companies in dealing with issues around executive compensation, sales compensation, and stock program changes under FAS 123. Black & Decker, Frito Lay, and Oxford University Press are examples of new client wins this quarter. We also continue to benefit from some of the government work that I discussed last quarter, which we are performing as a subcontractor to Northrop Grumman for the Department of Homeland Security.

Now the International segment. Our International Group had revenues of $22.2 million, essentially flat as compared to the prior year third quarter. Results were positive in most countries, but these results were offset by a decline of $1.6 million in Australia, due to the fact that we moved our pension administration work into a joint venture. While revenues are expected to decline, margins should generally remain the same under this arrangement.

Margins in Asia-Pacific have declined this quarter and will likely be lower in the fourth quarter, largely due to exchange rates and some modest cost increases.

Now, before turning things over to Carl, let me give you an update on our business combination with Watson Wyatt LLP. As you know, a few weeks ago, we signed a definitive agreement to acquire the remaining 80 percent of the assets that we do not already own. We also just filed our preliminary S-4 registration statement with the SEC. The deal structure has not changed from what was originally discussed back in January.

We will be paying approximately $168.4 million in cash and issuing 11 million shares, of which, $1.95 million will be contingent. Of the 9 contingent shares, approximately 4.3 million, or almost half, will be tradable at, or shortly after, the closing. The remainder will be tradable in roughly equal installments on the first, second, and third anniversaries of the closing. The contingent shares will be paid after the second anniversary of the closing, if certain financial performance standards are met, and will be tradable on the fourth anniversary of the closing.

We have already been working very hard to prepare for the combination of the 2 companies and have established a number of teams to focus on integration and strategy. Our next steps are to finalize the transaction, include completion of the SEC registration process, and obtaining approval from both Watson Wyatt stockholders and Watson Wyatt LLP’s voting members. We will target a closing date as soon as possible after completion of our SEC review.

Now I will turn things over to Carl.

Carl Mautz  - Watson Wyatt - VP, CFO

Thanks John, and good morning. First, I will review the results for the quarter and our guidance for the rest of the fiscal year and then I’ll look at the financials of our proposed transaction with Watson Wyatt LLP.

Revenues for the third quarter were $187.6 million, up 4 percent from prior-year third quarter revenues of $180.7 million. Growth was due to new retirement and health care clients, as well as modest growth from existing clients. Additionally, our Human Capital Group grew at 26 percent for the quarter, largely due to continued demand for compensation consulting. Finally, reimbursable expenses were higher than the prior-year third quarter. These increases were partially offset by a decline in revenues for our Technology Solutions Group. Let me remind you again about the change we made in our business model and the impact on our financials.

In the fourth quarter of 2004, we began offering our clients the option to provide implementation and hosting of our products over multi-year contracts. Therefore, consulting time spent on the implementation of our offering is recognized once the ongoing service begins. We also capitalized the salary expense related to implementation and amortized that expense over the life of the contract beginning after implementation. Since this change occurred in the fourth quarter of 2004, next quarter will be the first quarter in which we will be using comparable accounting methods and we expect growth in the fourth quarter.

Salaries and benefits were $100.7 million, up $1.5 million over the prior-year third quarter. This raise was largely due to an increase of $1.7 million in bonus expense, an increase of $2 million in base salaries, and an increase of $1.5 million in the 401K match. These increases were offset by a decrease in $1.7 million in pension expense and a $2.1 million decrease in salaries related to the capitalization expense for our Technology Solutions Group project.

Professional and subcontracted services, up $13.8 million, were up almost $2.2 million. This increase was largely related to higher reimbursable expenses. Occupancy, communications, and other expenses were down approximately $1.3 million, partially due to decreased rent expense.

G&A expenses were $18.8 million for the quarter, up $3.5 million over the prior year third quarter. The increase was due to increased insurance expense of $1.6 million, and increased fees of $1.9 million, related to legal expenses and compliance with Sarbanes-Oxley.

Income from affiliates was $889,000, down $1.4 million from the prior year third quarter. The decrease relates to a loss for the quarter of $1.3 million related to our captive insurance company PCIC, as compared to a gain of $500,000 last quarter.

Other non-operating expense largely relates to 2 unusual items. First, we have reached a legal settlement for $2.2 million related to a defunct joint venture in Germany. And second, in relation to our transaction with Watson Wyatt LLP, we entered into a foreign currency contract, which resulted in a $1.4 million gain.

You will also notice the tax rate for the quarter was down significantly. The tax rate will vary from quarter-to-quarter due to changes that occur each quarter, such as changes in the mix of income by country, tax law, or other items. As you may know, we are required to perform a quarterly estimate of full-year net income by country as well as a full evaluation of permanent and timing differences that could move the tax rate. Our rate for the year-to-date period declined to just over 39 percent. We are still estimating approximately 40.5 percent for the full year.

There is one other item I would like to mention before moving on to the balance sheet. You will note in our segment information that our segment margins for the quarter declined. Our segment margins include allocations for G&A expenses and any differences are reported in the reconciliation within our 10-Q quarterly filing. Due to the fact that expenses are running higher than expected, segments did not reflect $5.5 million G&A expenses on a year-to-date basis.

In order to more properly represent the margins for each segment, we did a catch-up allocation, totaling approximately $5.5 million, to the segments all in this quarter. This adjustment has no effect on the consolidated business. However, this quarter’s segment margins will look lower. Overhead is fully allocated on a year-to-date basis.

Regarding the balance sheet, you will see that we ended the quarter with a cash balance of $126.5 million after making a $10 million pension contribution and paying quarterly dividends of $2.4 million. Collections on receivables were slower than usual due to implementation of billing controls under Sarbanes-Oxley. We are already seeing improvements and expect to be closer to normal levels by year-end. CapEx were $8.1 million in the quarter and we expect to spend $24 to $26 million for the year.

Now I’ll discuss our outlook for the fourth quarter of fiscal 2005. Total revenues are expected to grow 4 to 6 percent, resulting in a full-year growth rate of 3 to 5 percent, up just slightly from our estimate last quarter. Benefit growth is expected to be 3 to 5 percent for the year, resulting in 2 to 4 percent growth for the year. This growth will be based on new client wins and modest increases in work for existing clients.

Our Technology Solutions Group is expected to experience real growth in the fourth quarter of 10 to 12 percent based on the current backlog. This would result in a full-year net decline of 10 to 12 percent. The Human Capital Group is expected to grow at the same rate as this quarter, 25 to 27 percent, as demand for executive compensation and government consulting continues. This would result in a total growth of 23 to 25 percent for the year for this practice.

Finally, the International segment is expected to be flat in the fourth quarter, largely due to the change in Australia that we discussed earlier. Total International growth for the year is expected to be approximately 5 to 7 percent.

We expect OpEx in the fourth quarter to remain at third quarter levels, but we do expect our tax rate to increase again, resulting in a fourth quarter earnings per share estimate of 43 to 45 cents per share. However, earnings per share guidance remains the same at $1.63 to $1.65.

Now let’s look at some details behind our proposed acquisitions of Watson Wyatt LLP. As you probably have seen in our S-4, there will be a number of adjustments to make in order to understand the combined financials of the 2 companies going forward. I would caution that we are still making estimates and we expect to give clear guidance in August. However, we would like to give you some guidance based on what we know at this time.

With regard to capital structure, we will likely buy approximately $90 million and fund the remaining amount from our existing cash balance. We expect to increase our credit facility to $200 million to accommodate the business.

Regarding our income statement, combined revenues, without growth, would be approximately $1.1 billion. While the Company has not completed its budget cycle, Watson Wyatt LLP is initially forecasting revenue growth of 5 to 7 percent for FY06, which will be in the range of 265 to 270 million pounds. Pre-tax margins from operations, after bonus adjustments, for compensation and U.S. GAAP are expected to be in the 9 to 10 percent range. For the combined company, there will be some adjustments, including an estimated $9 million in amortization of intangibles, the elimination of our affiliate income of approximately $5 million a year, additional interest expense of $3 million per year related to our borrowings, and finally, elimination of $1.8 million a year in interest income, since we will no longer have significant cash balances. The tax rate for the European business should be in the 32 to 34 percent range.

We continue to expect that the transaction will be modestly accretive going forward. We plan to give you more detailed guidance in August, as we finalize all the details of the transaction.

Now I’ll turn things back over to John.

John Haley  - Watson Wyatt - President, CEO

Thanks, Carl. Reflecting upon our results for the quarter, we feel we are very well-positioned in all of our services lines, and we look forward to strengthening our global position with the acquisition. During this quarter, it has been gratifying to see the market receptivity to our solutions and the revenue growth that comes with it. We expect to finish the year with solid performance and continue this growth trend into fiscal 2006.

Now we will take any questions you may have.

QUESTION AND ANSWER

Operator

(OPERATOR INSTRUCTIONS) Kelly Flynn, UBS

Andrew(ph)  - UBS - Analyst

This is Andrew for Kelly. First of all, I had a question on the acquisition. Carl, I was wondering if you could give a sense of what the accretion might be from the acquisition in ‘06.

Carl Mautz  - Watson Wyatt - VP, CFO

We’re thinking it will be 1 to 2 cents a share.

Andrew(ph)  - UBS - Analyst

Okay. I noticed in the filing last night that for the first half of this year, fiscal ‘05, it was about 3 cents of accretion.

Carl Mautz  - Watson Wyatt - VP, CFO

Yes.

Andrew(ph)  - UBS - Analyst

Okay. So, 1 to 2 cents for the year is what you’re saying for ‘06?

Carl Mautz  - Watson Wyatt - VP, CFO

We’re early in the process of putting all of this together and I would be just a little bit cautious on that.

Andrew(ph)  - UBS - Analyst

Okay. Second, I was wondering if you can give us the adjusted segment margins for the quarter. You mentioned there was a $5.5 million of kind of catch-up expense in there.

Carl Mautz  - Watson Wyatt - VP, CFO

I actually suggest that what you do, Andrew, is use the year-to-date margins rather than trying to pull out this $5.5 million adjustment. You’ll find that the quarter will be pretty close to those year-to-date margins, on a normalized basis.

Andrew(ph)  - UBS - Analyst

Okay. And then on the HCG business, obviously, you’re seeing very strong performance there. I was wondering if you could comment on hiring plans.

Carl Mautz  - Watson Wyatt - VP, CFO

Well, one of the things that we’ve learned. I hope the practice director is not listening. What was usually learned in this practice is that higher utilization provides tremendous leverage in the business model. As you will recall, several quarters ago, before the current growth, we returned the business to profitability by carefully watching the relationship between headcount and revenues. But we have been doing some selective hiring there in order to respond to the client demand. And we’ll balance those 2 very carefully going forward.

John Haley  - Watson Wyatt - President, CEO

I think also, Andrew, just to think about when we were having slow or no growth at all in the Human Capital Group. One of the things we said there was we wanted to hold onto our associates and we didn’t want to do any downsizing there. And we felt that we would be well-positioned when revenue growth picked up to handle a fair amount of revenue growth without necessarily doing any hiring. And I think we’re seeing some of the benefits of that.

Andrew(ph)  - UBS - Analyst

Okay. Could you give me a sense of if you feel that there is still some — perhaps, some spare capacity there or some opportunity to increase productivity?

John Haley  - Watson Wyatt - President, CEO

I think we probably feel that we’re right at about the right level now. We don’t have any significant hiring plans, but I think people are pretty fully utilized there.

Operator

 Brandt Sakakeeny, Deutsche Bank

Brandt Sakakeeny  - Deutsche Banc - Analyst

A couple of quick questions for you. In the Technology Solutions Group, I think expectations are that that should start to grow in the fourth quarter. Can you just talk to the visibility there. I think you had in the past a backlog number, a bookings number, that sort of signaled how the pipeline looked. How is that shaping up? And if you can maybe talk to specific regions that would be great.

Carl Mautz  - Watson Wyatt - VP, CFO

When I talk about growth in the fourth quarter, I’m quite confident of that, because we have very good visibility 3 months out. We’re probably 95 to 100 percent sold through the end of the year now and the numbers that I’m using would reflect that kind of a backlog. As I get farther into ‘06, of course, that will decline just a little bit and we’ll give you some more guidance around that as we get into the August time frame.

Brandt Sakakeeny  - Deutsche Banc - Analyst

Okay. But momentum there is definitely favorable [inaudible-multiple speakers] to the changes.

Carl Mautz  - Watson Wyatt - VP, CFO

As you know in the script we had 6 new wins in each of the 2 major areas in PensionPath and BenefitConnect. It isn’t always [inaudible] of every client, but many clients are very, very interested in it. We’re getting a lot of attention, a lot of discussion, lots of opportunities to bid.

Brandt Sakakeeny  - Deutsche Banc - Analyst

Okay, great. Any specific growth in geographies or is it fairly broad-based?

Carl Mautz  - Watson Wyatt - VP, CFO

I think it’s pretty broad-based across the entire United States.

Brandt Sakakeeny  - Deutsche Banc - Analyst

Okay. Question, can you just update us on the funding of the pension plan, where you are with those additional 10 million contributions?

Carl Mautz  - Watson Wyatt - VP, CFO

It depends on the day, with the market going up and down, but we are pretty close to full funding at the ABO level.

Brandt Sakakeeny  - Deutsche Banc - Analyst

Okay, great. And then just a final question on the Benefits Group. Do we need to see a resolution of the cash pension plan issue and uncertainty to reaccelerate that back up maybe to traditional high single-digit growth rates?

John Haley  - Watson Wyatt - President, CEO

Yes, I think we do, Brandt. I think until we see some of that there is just going to be some uncertainty and then plan sponsors don’t like to move a lot when there is uncertainty.

Brandt Sakakeeny  - Deutsche Banc - Analyst

Yes, okay. Any sense, John, for timing there?

John Haley  - Watson Wyatt - President, CEO

Well, I think certainly there are a lot of proposals. And although we have some concerns about some aspects of the Bush Administration proposals, we see them as a significant step forward. We think there is something that can start a very worthwhile dialogue. A lot of the things in there we like a real lot. So, we’re not disheartened or dismissive of some of the proposals that they’ve made there.

I think the chance of some positive movement on funding and PVGC issues in reform is much greater than resolution around maybe the hybrid plan issues. But even the hybrid plan issues, I think we’re seeing a much more balanced discussion of those occurring right now. If I were to try to assess the chance of something happening, it’s maybe 50 percent this year. But I think at least the fact is we’re seeing a much better discussion than we’ve ever had before.

Brandt Sakakeeny  - Deutsche Banc - Analyst

Great. That’s helpful. Thanks so much.

Operator

Mark Marcon, Robert W. Baird

Mark Marcon  -Robert W. Baird - Analyst

I was wondering if you could further elaborate with regards to your point of view about the merits and concerns of the various proposals that are out there, particularly with regards to the hybrid plan issue.

John Haley  - Watson Wyatt - President, CEO

Well, I think the — there are some people out there that just don’t like hybrid plans at all and would like to see them outlawed. We don’t think that makes any sense at all. We think they serve an important purpose and they are an important element of plan design that ought to continue to be there.

There, obviously, has been a lot of concern about the so-called wear-away, the fact that when you introduce a hybrid plan some people cannot accrue benefits for any period of time. Proposals which would seek to eliminate or reduce the wear-away, if they’re not too draconian we think those are something that maybe the plan sponsor community could live with. Proposals though that completely restrict people’s ability to change their plan just don’t make any sense to us at all.

Mark Marcon  - Robert W. Baird - Analyst

 How many competing, I’ve seen a few of them, how many competing, you are obviously keeping a closer tab on this than I am, how many competing plans are out there?

John Haley  - Watson Wyatt - President, CEO

Well, there is a Bush Administration proposal out there and there are some people that have had some reactions to that one way or another. If you started counting up all the different splinter groups and everything, you’d obviously end up with a relatively large number. The Bush Administration proposal on hybrid plans, I think we would think probably goes too far and is too restrictive though. So I think the other ones that go even farther than the Bush Administration proposal aren’t very helpful there.

Mark Marcon  - Robert W. Baird - Analyst

Great. With regards to the upcoming combination, it looks like you’re being conservative with regards to the potential accretion. I’m wondering, what are some of the concerns, issues, that might cause you to be conservative or that you would guard against any sort of shortfall?

John Haley  -Watson Wyatt - President, CEO

Well, if I could just say, I think that, in general, whenever we’ve tried to give any guidance or whenever we’ve tried to think about our business, we’ve tried to give estimates that we think are realistic but are still conservative overall. I think, as we look out on the business combination, I don’t think there is any necessarily really big concerns that we have there, it’s just that we haven’t wanted to project some improvements or savings before they take place.

Carl Mautz  -Watson Wyatt - VP, CFO

And I would add, just having been in the midst of the Sarbanes-Oxley experience in the United States, that we’ll have to start that whole exercise from scratch over there. Unfortunately, that turned out to be prohibitively expensive in some cases.

Mark Marcon  - Robert W. Baird - Analyst

How much do you think that would end up adding, Carl, in terms of —

Carl Mautz  - Watson Wyatt - VP, CFO

Well, we have been spending in the neighborhood of $1 million a year of additional cost. You’ve got to go through all of the documentation and the testing. Now we have a 2-year window to get that done, assuming the deal doesn’t close before June 30th, that we’ll spend that kind of money, I would guess.

John Haley  - Watson Wyatt - President, CEO

But we have those taken in account in our projections, also.

Mark Marcon  - Robert W. Baird - Analyst

Okay. And then in terms of the Human Capital Group, how long do you think the legs are in terms of this current upsurge?

John Haley  -Watson Wyatt - President, CEO

Well, I don’t know. I think it’s — what we’ve seen is that, after some of the scandals that we saw, there was a real sea change in the need for some of the, particularly executive consulting and the way that was done and the amount of interest in that. And that’s not going to change. Now it may not continue to grow at the same rate, but certainly this is a level that we think is pretty much a permanent feature in terms of what compensation committees and boards and management there are going to be looking for. So we’re pretty optimistic about the prospects for that business.

Operator

(OPERATOR INSTRUCTIONS). Jim Janesky, Ryan Beck & Co.

Jim Janesky  -Ryan Beck & Co. - Analyst

A couple of questions, following up in the Human Capital Group, in the last employment cycle, as the unemployment rate went below 5 percent, that’s where you saw a significant amount of growth in companies looking at how to attract or retain people. Where do you think we are at this point in the cycle? Are you seeing any business there yet?

John Haley  -Watson Wyatt - President, CEO

I think that the growth that we’ve seen here has been driven more by the executive compensation consulting part of the business than by the general compensation, Jim. And when you are focusing on the overall turnover rate or employment rate or something like that, I think that’s something that’s a pretty good indicator of what’s likely to happen with the general compensation consulting. I don’t think we’ve seen a big upswing in that yet, because I don’t think we have the sort of labor mobility that would lead to that or would put it in the same ballpark as it was several years ago? When, and if, we reach that, we’re just not sure.

Jim Janesky  -Ryan Beck & Co. - Analyst

Okay. Companies are not nervous yet about, you know they’re still able to attract and retain people?

John Haley  -Watson Wyatt - President, CEO

Yes. I mean I think we see a little more than we did a year or two ago, but it’s certainly not up to the levels of what it had been.

Jim Janesky  -Ryan Beck & Co. - Analyst

Carl, that million that you spend in the U.S.-based Sarbanes-Oxley work. How much of that do you expect to recur in fiscal ‘06?

Carl Mautz  -Watson Wyatt - VP, CFO

That’s probably a steady cost between the 2 sets of audits that you have to do. One is supporting management’s assertion and one is the independent auditors, unless we get some relief there.

Operator

There are no further questions in the queue. Mr. Haley, I’ll turn the conference back to you for any additional remarks.

John Haley  -Watson Wyatt - President, CEO

Okay. Thanks again to all of you for joining us. We look forward to updating you in August for our results for the fourth quarter of fiscal 2005.

Operator

That concludes today’s conference. We thank you for your participation. You may disconnect at this time.

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ADDITIONAL INFORMATION

This conference call was held on May 5, 2005. On May 4, 2005 Watson Wyatt & Company Holdings filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a proxy statement/prospectus and other relevant documents concerning the proposed transaction.  YOU ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BEFORE MAKING ANY VOTING OR INVESTMENT DECISION REGARDING THE PROPOSED TRANSACTION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT WATSON WYATT & COMPANY HOLDINGS, WATSON WYATT LLP AND THE PROPOSED TRANSACTION.  The proxy statement/prospectus and the other documents filed with Commission may be obtained free of charge at the Commission’s website, www.sec.gov.  In addition, you may obtain free copies of the proxy statement/prospectus and the other documents filed by Watson Wyatt & Company Holdings with the Commission by requesting them in writing from Watson Wyatt & Company Holdings, 1717 H Street, NW, Washington, DC 20006 Attention: Investor Relations, or by telephone at 202-715-7000.

Watson Wyatt & Company Holdings and its directors and executive officers may be deemed under the rules of the Commission to be participants in the solicitation of proxies from the stockholders of Watson Wyatt & Company Holdings.  A list of the names of those directors and executive officers and descriptions of their interests in Watson Wyatt & Company Holdings is contained in the proxy statement/prospectus, which constitutes a part of the registration statement on Form S-4 filed by Watson Wyatt & Company Holdings with the Commission, as amended from time to time.  Stockholders may obtain additional information about the interest of the directors and executive officers in the proposed transaction by reading the proxy statement/prospectus.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements conveying the expectations of Watson Wyatt & Company Holdings (the “company”) management as to future earnings, revenues, operations, business trends and other such items, based on plans, estimates and projections at the time the company makes the statements.  Forward looking statements involve inherent risks and uncertainties and the company cautions you that a number of important factors could cause actual results to differ materially from the results reflected in these forward-looking statements.

Such factors include risks and uncertainties specific to this transaction, including not limited to adverse effects on the market price of the company’s common stock and on the company’s operating results because of failure to complete the transaction (due to failure to obtain stockholder or regulatory approvals or to satisfy all of the other conditions to the transaction), failure by the parties to successfully integrate their respective businesses, processes and systems in a timely and cost-effective manner, significant transaction costs expected, unknown liabilities, the success of the company’s marketing, development and sales programs following the transaction, the company’s ability to maintain client relationships and attract new clients following the transaction, general economic and business conditions that affect the company following the transaction, the level of capital resources required for future acquisitions, the company’s ability to achieve cost reductions after the transaction; exposure to Watson Wyatt LLP liabilities that have not been expressly assumed; post-closing sales of the company’s common stock received by former Watson Wyatt LLP partners, and other economic, business, competitive and/or regulatory factors affecting the proposed transaction.

In addition to the factors mentioned above, factors relating to future financial operating results that could cause actual results to differ materially from those described herein include but are not limited to the company’s continued ability to recruit and retain qualified associates; outcomes of litigation; the ability of the company to obtain professional liability insurance; a significant decrease in the demand for the consulting services we offer as a result of changing economic conditions or other factors; foreign currency and interest rate fluctuations; actions by competitors offering human resources consulting services, including public accounting and consulting firms, technology consulting firms and internet/intranet development firms; regulatory, legislative and technological developments that may affect the demand for or costs of our services; declines in demand for our services as a result of increased use of defined contribution plans rather than defined benefit plans; and other factors discussed under “Risk factors” in the company’s Annual Report on Form 10-K dated August 17, 2004, and the registration statement on Form S-4 filed on May 4, 2005, as amended from time to time, both of which are on file with the SEC.

These statements are based on assumptions that may not come true.  All forward-looking disclosure is speculative by its nature, and investors are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date hereof.  The Company undertakes no obligation to update any of the forward-looking information included in this report, whether as a result of new information, future events, changed expectations or otherwise.